FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 000-13355

ASM INTERNATIONAL N.V.

(Translation of registrant’s name into English)

JAN VAN EYCKLAAN 10

3723 BC BILTHOVEN

THE NETHERLANDS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and had not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

Exhibits

Exhibit 99.1	Press release ASM International Reports Final Fourth Quarter 2005 and Full Year 2005 Operating Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 6, 2006	ASM INTERNATIONAL N.V.

/s/ ARNOLD J.M. VAN DER VEN
Arnold J.M. van der Ven
Managing Director and Chief Financial Officer

ASM INTERNATIONAL N.V.

(THE “REGISTRANT”)

(COMMISSION FILE NO. 0-13355)

EXHIBIT INDEX

TO

FORM 6-K

DATED MARCH 6, 2006

Exhibit No.	Exhibit Description	Filed Herewith
99.1	Press release ASM International Reports Final Fourth Quarter 2005 and Full Year 2005 Operating Results.	X

ASM International N.V.

Contact :	Naud van der Ven,	+ 31 30 229 85 40
	Mary Jo Dieckhaus,	+ 1 212 986 29 00

ASM INTERNATIONAL REPORTS FINAL

FOURTH QUARTER 2005 AND FULL YEAR 2005 OPERATING RESULTS

•	Fourth quarter of 2005 net sales of € 234.0 million, up 34% from the third quarter of 2005 and up 44% from the fourth quarter of 2004;

•	After charges for impairment and restructuring of € 43.8 million, the net loss of the fourth quarter of 2005 was € 27.2 million or € 0.52 diluted net loss per share, as compared to a net loss of € 6.3 million or € 0.12 diluted net loss per share for the third quarter of 2005 and net earnings of € 1.4 million or € 0.03 diluted net earnings per share in the fourth quarter of 2004;

•	Bookings in the fourth quarter of 2005 were € 232.3 million, up 15% from the third quarter of 2005. Year-end backlog was € 221.9 million, down 1% from the end of the previous quarter;

•	Full year 2005 net sales of € 726.4 million, down 4% from net sales of € 754.2 million for the full year 2004. Sales from our Front-end segment were up 1% and sales from our Back-end segment were down 8%;

•	After charges for impairment and restructuring of € 43.8 million, the net loss for the full year 2005 was € 40.2 million or € 0.76 diluted net loss per share as compared to net earnings of € 24.0 million or € 0.46 diluted net earnings per share for the full year 2004;

•	Full year 2005 bookings of € 761.5 million, up 3% from bookings of € 742.0 million for the full year 2004.

BILTHOVEN, THE NETHERLANDS, February 21, 2006 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its final fourth quarter 2005 and full year 2005 operating results. These operating results have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

“Both Front-end and Back-end operations realized significant sales improvement in the fourth quarter of 2005 as compared to the third quarter of 2005. Excluding € 43.8 million restructuring charges, net income was € 16.6 million, or € 0.32 per share, for the fourth quarter. We ended the year in a strong position to benefit from capital investments in 300mm tools, 90 and 65nm high volume manufacturing and the development and testing of enabling technologies for 65 and 45nm nodes”, commented Arthur del Prado, president and chief executive officer of ASMI. “In Back-end, ASM Pacific Technology’s diversified products servicing broad applications provide resilience to industry swings while offering innovative solutions to the plethora of new assembly and packaging advancements challenging the industry today.

Impairment and Restructuring

We will significantly reduce ASM NuTool to a small operation, focusing on process and intellectual property development with the intention of licensing these technologies in the future. In connection with this restructuring, we have recorded impairment charges for goodwill and property, plant and equipment, the write-down of inventories and other current assets and the recognition of contractual purchase commitments as of December 31, 2005 in the amount of € 36.8 million, after taxes. Of these charges € 36.2 million is non cash and € 0.6 million is accrued for as of December 31, 2005 and expected to be paid in cash in 2006. In the first quarter of 2006 we expect to recognize additional charges for, amongst others, one-time employee termination costs, the termination of operational lease obligations and settlement charges with former NuTool shareholders in the amount of approximately € 5.5 million. Approximately € 3.1 million will be paid in our common shares, and the remainder of approximately € 2.4 million will be paid in cash.

We have also implemented initiatives in our Front-end segment in the fourth quarter of 2005 to consolidate platforms used in our Capacitor Product group. We recorded one-time charges of € 7.0 million related to the impairment of property, plant and equipment, the write-down of inventory and other current assets and the recognition of contractual purchase commitments as of December 31, 2005. Of these charges € 6.3 million is non cash and € 0.7 million is accrued for as of December 31, 2005 and expected to be paid in cash in 2006.

The consolidated financial statements include the operations of our 100% subsidiary ASM NuTool, Inc. (ASM NuTool) as from June 2, 2004 and our 100% subsidiary Genitech Inc. (ASM Genitech Korea) as from August 5, 2004.

Three months ended December 31, 2005.

The following table shows the operating performance for the fourth quarter of 2005 as compared to the third quarter of 2005 and the fourth quarter of 2004:

(euro million)	Q4 2004	Q3 2005	Q4 2005	% Change Q3 2005 to Q4 2005		% Change Q4 2004 to Q4 2005
Net sales	162.6	174.5	234.0	34.1%		43.9%
Gross profit	55.9	62.1	81.2	30.9%		45.3%
Gross profit margin %	34.4%	35.6%	34.7%	(0.9	)%(1)	0.3	%(1)
Selling, general and administrative expenses	(24.9)	(26.6)	(26.7)	0.2%		7.2%
Research and development expenses	(22.2)	(23.7)	(32.2)	36.1%		45.2%
Amortization of purchased technology and other intangible assets	(0.4)	(0.4)	(0.5)	28.4%		36.2%
Impairment of goodwill	—	—	(31.0)	na		na

Earnings from operations	8.4	11.4	(9.2)	na		na

Net earnings (loss)	1.4	(6.3)	(27.2)	(331.9)%		na

Diluted net earnings (loss) per share	0.03	(0.12)	(0.52)	(333.3)%		na

New orders	127.0	201.5	232.3	15.3%		82.9%
Backlog at end of period	186.8	223.5	221.9	(0.7)%		18.8%

(1)	Percentage point change

The following table shows the reconciliation between operating performance and operating performance excluding impairment and restructuring charges:

(euro million)	Q4 2005	Impairment and restructuring charges	Q4 2005 excluding impairment and restructuring charges
Net sales	234.0	—	234.0
Gross profit	81.2	4.5	85.7
Gross profit margin %	34.7%	2.0%	36.7%
Selling, general and administrative expenses	(26.7)	0.1	(26.6)
Research and development expenses	(32.2)	7.6	(24.6)
Amortization of purchased technology and other intangible assets	(0.5)	—	(0.5)
Impairment of goodwill	(31.0)	31.0	—

Earnings from operations	(9.2)	43.2	34.0

Net earnings (loss)	(27.2)	43.8	16.6

Diluted net earnings (loss) per share	(0.52)	0.84	0.32

Impairment and restructuring charges were recorded in our Front-end segment.

Operating performance excluding impairment and restructuring charges is a non-GAAP financial measure. We believe it is a relevant measure as it provides a clear comparison of our operating performance between periods. Operating performance excluding impairment and restructuring charges, as defined by us, may not be comparable to similar titled measures reported by others. It should be considered in addition to, and not as a substitute for, other measures of financial performance reported in accordance with US GAAP.

The following table shows the operating performance excluding impairment and restructuring charges for the fourth quarter of 2005 as compared to the operating performance for third quarter of 2005 and the operating performance for the fourth quarter of 2004:

(euro million)	Q4 2004	Q3 2005	Q4 2005 excluding impairment and restructuring charges	% Change Q3 2005 to Q4 2005		% Change Q4 2004 to Q4 2005
Net sales	162.6	174.5	234.0	34.1%		43.9%
Gross profit	55.9	62.1	85.7	38.1%		53.3%
Gross profit margin %	34.4%	35.6%	36.7%	1.1	%(1)	2.3	%(1)
Selling, general and administrative expenses	(24.9)	(26.6)	(26.6)	(0.3)%		6.6%
Research and development expenses	(22.2)	(23.7)	(24.6)	4.1%		11.0%
Amortization of purchased technology and other intangible assets	(0.4)	(0.4)	(0.5)	28.4%		36.2%
Impairment of goodwill	—	—	—	na		na

Earnings from operations	8.4	11.4	34.0	199.5%		303.9%

Net earnings (loss)	1.4	(6.3)	16.6	na		1,094.3%

Diluted net earnings (loss) per share	0.03	(0.12)	0.32	na		na

New orders	127.0	201.5	232.3	15.3%		82.9%
Backlog at end of period	186.8	223.5	221.9	(0.7)%		18.8%

(1)	Percentage point change

The following analysis focuses on operating performance excluding impairment and restructuring charges for the fourth quarter of 2005.

Net sales in the fourth quarter of 2005 were significantly higher as compared to both the third quarter of 2005 and the fourth quarter of 2004 and reached the highest level in 2005.

The strengthening of the US dollar and US dollar related currencies against the euro in the fourth quarter of 2005 compared to the fourth quarter of 2004 impacted sales positively by 4.8%.

The gross profit margin for the fourth quarter of 2005 of 36.7% of net sales was 1.1 percentage points above the 35.6% gross profit margin realized in the third quarter of 2005. The increase is caused primarily due to changes in the product mix and higher utilization of our manufacturing facilities.

As a percentage of net sales, selling, general and administrative expenses in the fourth quarter of 2005 were 11.4%, as compared to 15.3% in the third quarter of 2005 and 15.3% in the fourth quarter of 2004.

As a percentage of net sales, research and development costs in the fourth quarter of 2005 were 10.5%, as compared to 13.6% in the third quarter of 2005 and 13.6% in the fourth quarter of 2004.

Net interest expense was € 2.4 million in the fourth quarter of 2005, equal to net interest expenses in the third quarter of 2005 and down € 0.6 million as compared to net interest expenses in the fourth quarter of 2004. Net interest expenses for the fourth quarter of 2004 included a € 1.2 million loss related to the early extinguishment of € 16.1 million of the 2005 convertible notes. The net earnings for the fourth quarter of 2005 amounted to € 16.6 million, or € 0.32 diluted net earnings per share, compared to net earnings of € 1.4 million or € 0.03 diluted net earnings per share for the same period in 2004.

For the fourth consecutive quarter, order intake improved when compared to the previous quarter.

Full year 2005

The following table shows the operating performance of 2005 in comparison to 2004 and the percentage change:

(euro million)	2004	2005	% Change
Net sales	754.2	726.4	(3.7)%
Gross profit margin	281.7	253.0	(10.2)%
Gross profit margin %	37.4%	34.8%	(2.6	)(1)
Selling, general and administrative expenses	(107.0)	(101.2)	(5.5)%
Research and development expenses	(84.9)	(100.7)	18.6%
Amortization of purchased technology and other intangible assets	(1.4)	(1.7)	25.8%
Impairment of goodwill	—	(31.0)	na

Earnings from operations	88.4	18.4	(79.2)%

Net earnings (loss)	24.0	(40.2)	na

Diluted net earnings (loss) per share	0.46	(0.76)	na

New orders for the year	742.0	761.5	2.6%
Backlog at the end of the year	186.8	221.9	18.8%

(1)	Percentage points change.

The following table shows the reconciliation between operating performance and operating performance excluding impairment and restructuring charges:

	Front-end			Back-end	Total
(euro million)	2005	Impairment and restructuring charges	2005 excluding impairment and restructuring charges	2005	2005 excluding impairment and restructuring charges
Net sales	359.6	—	359.6	366.8	726.4
Gross profit	87.4	4.5	91.9	165.6	257.5
Gross profit margin %	24.3%	1.3%	25.6%	45.2%	35.4%
Selling, general and administrative expenses	(60.2)	0.1	(60.1)	(41.0)	(101.1)
Research and development expenses	(74.8)	7.6	(67.2)	(25.9)	(93.1)
Amortization of purchased technology and other intangible assets	(1.7)	—	(1.7)	—	(1.7)
Impairment of goodwill	(31.0)	31.0	—	—	—

Earnings from operations	(80.3)	43.2	(37.1)	98.7	61.6

Net earnings (loss) before minority interest	(91.0)	43.8	(47.2)	94.4	47.2

Net earnings (loss)	(91.0)	43.8	(47.2)	50.8	3.6

Diluted net earnings per share					0.07

The following table shows the operating performance excluding impairment and restructuring charges for the full year 2005 as compared to the operating performance for the full year 2004, on a consolidated basis:

(euro million)	2004	2005	% Change
Net sales	754.2	726.4	(3.7)%
Gross profit margin	281.7	257.5	(8.6)%
Gross profit margin %	37.4%	35.4%	(2.0	)(1)
Selling, general and administrative expenses	(107.0)	(101.1)	(5.6)%
Research and development expenses	(84.9)	(93.1)	9.7%
Amortization of purchased technology and other intangible assets	(1.4)	(1.7)	25.8%

Earnings from operations	88.4	61.6	(30.3)%

Net earnings	24.0	3.6	(84.9)%

Diluted net earnings per share	0.46	0.07	(84.8)%

The following analysis focuses on operating performance excluding impairment and restructuring charges for the full year 2005.

The following table shows our net sales for Front-end and Back-end segments and the percentage change between the years 2004 and 2005:

(euro million)	2004	2005	% Change
Front-end	355.6	359.6	1.1%
Back-end	398.7	366.8	(8.0)%

Total net sales	754.2	726.4	(3.7)%

In 2005, net sales of wafer processing equipment (Front-end segment) represented 49.5% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 50.5% of total net sales in 2005.

Due to strong sales from our Front-end segment in the fourth quarter of 2005, the sales level of 2005 ended 1.1% above the sales level of our Front-end segment of 2004.

In the Back-end segment sales levels increased quarter over quarter in 2005 after a weak second half of 2004.

In the second half of 2005, net sales in the Front-end segment increased by 7.4% compared to the first half of 2005, while net sales in the Back-end segment for the second half of 2005 increased 53.7% compared to the first half of 2005.

Consolidated sales levels expressed in euro were slightly negatively impacted by the strengthened euro against the US dollar and US dollar related currencies. The decline in exchange rates impacted our full year sales negatively by 0.3%.

Gross Profit Margin. The following table shows our gross profit and gross profit margin for Front-end and Back-end segments and the percentage point increase or decrease in gross profit as a percentage of net sales between the years 2004 and 2005:

(euro million)	€ 2004	€ 2005	% 2004	% 2005	Increase or (decrease) Percentage points
Front-end	104.0	91.9	29.2%	25.6%	(3.6)
Back-end	177.7	165.6	44.6%	45.2%	0.6

Total gross profit	281.7	257.5	37.4%	35.4%	(2.0)

The gross profit margin of our Front-end segment in 2005 decreased as a result of changes in the product mix. Increased sales of 300mm systems have negatively impacted the gross profit margin.

ASM Front-End Manufacturing Singapore (“FEMS”) focuses on manufacturing generic subassemblies and components for Front-end systems at lower costs. At the end of 2005, most generic subassemblies for 300mm Vertical Furnaces and the first generic subassemblies for the 200mm Vertical Furnaces and 200mm Epitaxy systems were manufactured by FEMS. FEMS is expected to lower our manufacturing costs and mitigate the impact of foreign currency transaction results on our margins.

Although sales from our Back-end segment in 2005 decreased as compared to 2004, the gross profit margin increased slightly. One-time charges related to the consolidation of manufacturing activities in Malaysia and additional provisions on slow moving inventories related to new product introductions contributed negatively to the gross profit margin for our Back-end segment in 2004.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments and the percentage change between the years 2004 and 2005:

(euro million)	2004	2005	% Change
Front-end	61.1	60.1	(1.8)%
Back-end	45.9	41.0	(10.6)%

Total selling, general and administrative expenses	107.0	101.1	(5.6)%

Selling, general and administrative expenses in our Front-end segment continue to be stable as a result of the Company’s focus on cost control.

The decrease in selling, general and administrative expenses in the Back-end segment is mainly the result of lower sales volumes.

As a percentage of net sales, selling, general and administrative expenses decreased from 14.2% for the year 2004 to 13.9% in 2005.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments and the percentage change between the years 2004 and 2005:

(euro million)	2004	2005	% Change
Front-end	57.6	67.2	16.6%
Back-end	27.3	25.9	(5.0)%

Total research and development expenses	84.9	93.1	9.7%

The increase of research and development expenses in our Front-End segment is the result of increased research and development activities, the inclusion of the operations of the Company’s subsidiaries ASM NuTool and ASM Genitech, which were acquired in June 2004 and August 2004 respectively, and the full consolidation of the operations of the Company’s subsidiary NanoPhotonics as of January 1, 2005.

As a percentage of net sales, research and development expenses increased from 11.3% for the year 2004 to 12.8% in 2005.

Earnings from Operations amounted to earnings of € 61.6 million in 2005 compared to earnings of € 88.4 million in 2004. The decrease is mainly caused by lower sales levels and the 2.0% lower gross profit margin, while our operating expenses increased slightly.

Net Interest Expense amounted to € 10.4 million in 2005 compared to € 10.3 million in 2004. Net interest expenses for the year 2005 included a € 0.3 million loss related to the partial early extinguishment of 2005 convertible notes compared to a € 1.2 million loss related to the partial early extinguishment of 2005 convertible notes in 2004.

Bookings and backlog

The following table shows the level of new orders during the year and the backlog at the end of the year for our Front-end and Back-end segments and the percentage change between the years 2004 and 2005:

(euro million)	2004	2005	% Change
Front-end:
New orders for the year	391.7	354.1	(9.6)%
Backlog at the end of the year	140.9	135.4	(3.9)%

Back-end:
New orders for the year	350.3	407.4	16.3%
Backlog at the end of the year	45.9	86.5	88.5%

Total
New orders for the year	742.0	761.5	2.6%
Backlog at the end of the year	186.8	221.9	18.8%

For the full year 2005, the ratio of new orders divided by net sales (book-to-bill ratio) was 1.05, compared to 0.98 for the full year 2004.

In the second half of 2005 the consolidated order intake improved slightly, showing a book-to-bill ratio of 1.06 compared to 1.03 in the first half of 2005. This improvement was attributable to the Front-end segment where the ratio increased from 0.93 in the first half of 2005 to 1.04 in the second half of 2005. Although bookings in our Back-end segment increased three consecutive quarters in 2005, the book-to-bill ratio decreased from 1.16 in the first half of 2005 to 1.08 in the second half of 2005.

The backlog of € 221.9 million as of December 31, 2005 is 18.8% higher than the backlog of € 186.8 million as of December 31, 2004 and 0.7% lower than the backlog of € 223.5 million as of September 30, 2005.

Liquidity and capital resources

Net cash provided by operations was € 21.1 million for the fourth quarter of 2005 as compared to net cash used in operations of € 4.3 million for the fourth quarter of 2004. The development results from a net loss of € 27.2 million in the fourth quarter of 2005 as compared to net earnings of € 1.4 million in the fourth quarter of 2004, offset by minority interest of € 16.1 million and € 5.9 million respectively. Non cash impairment charges regarding goodwill and property, plant and equipment of € 36.4 million contributed positively to the cash flow from operations for the fourth quarter of 2005. Net cash used in investing activities was € 12.5 million for the fourth quarter of 2005 as compared to € 21.3 million for the fourth quarter of 2004. The decrease primarily results from decreased capital expenditures of € 11.8 million in the fourth quarter of 2005 compared to € 20.6 million in the fourth quarter of 2004.

Net cash provided by operations for 2005 was € 50.7 million as compared to € 74.9 million for 2004. The decrease results from decreased net earnings, partially offset by decreased working capital. Net cash used in investing activities for 2005 was € 45.6 million as compared to € 67.7 million for 2004. The decrease primarily results from decreased capital expenditures of € 44.6 million in 2005 compared to € 58.1 million in 2004. In 2004, we expanded our manufacturing facilities in Singapore for our Front-end operations and in Malaysia for our Back-end operations. In 2004, we also invested € 4.5 million in cash for the acquisition of new business and repurchased shares of our Back-end subsidiary, ASM Pacific Technology for € 4.5 million in cash.

Net cash used in financing activities for 2005 was € 109.7 million as compared to net cash provided by financing activities of € 63.2 million for 2004. We repaid the remaining balance of US$ 94.3 million of our 5% convertible subordinated notes on due date November 15, 2005. In December 2004, we issued US$ 150.0 million of 4.25% convertible subordinated notes, which are due December 2011.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from € 189.2 million at December 31, 2004 to € 234.6 million at December 31, 2005. The increase is primarily the result of increased sales and manufacturing levels. The number of outstanding days of working capital, measured based on annual sales, increased from 92 days at December 31, 2004 to 118 days at December 31, 2005.

At December 31, 2005, the Company’s principal sources of liquidity consisted of € 135.0 million in cash and cash equivalents, of which € 55.3 million was available for the Company’s Front-end operations and € 79.7 million was restricted for use in the Company’s Back-end operations. In addition, the Company also had € 75.5 million in undrawn bank facilities, of which € 37.1 million was available for Back-end and € 38.0 million was available for its Front-end operations in Japan.

Outlook

Based on capital expenditure guidance from major device makers, we anticipate that 2006 should be a growth year for the semiconductor equipment industry. This fuels our optimism for both our Front-end and Back-end operations.

We reiterate that management’s primary focus is to take our Front-end operations to profitable, sustainable growth. We believe that the previously announced restructuring of ASM NuTool, the consolidation of platforms in our Capacitor Product group, and our Front-end manufacturing program in Singapore are important steps on the road to profitability. A favourable industry environment would be an additional contributing factor toward reaching this strategic objective.

We are confident that our Back-end segment will continue to increase its market position and to once again outperform the industry in 2006, reflecting its broad product range, superior customer service and unique, vertically-integrated manufacturing model.

Based on the current order backlog, we expect 2006 first quarter sales to be solid, for both Front-end and Back-end. Though the combined sales will be lower than the excellent sales in the fourth quarter of 2005, the sales will be higher than sales in any of the other quarters of 2005. We do not anticipate that our Front-end operations will reach breakeven in the first quarter, due in part to the additional restructuring charges for ASM NuTool that will be recognized in the first quarter. We expect that Back-end will continue to show strong operating results.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

WEDNESDAY, FEBRUARY 22, 2006 at

  9:00 a.m. US Eastern time

15:00 p.m Continental European time.

The teleconference dial-in numbers are as follows:

United States:                  +1 866.356.3377

International:                   +1 617.597.5392

Participation pass code is 195 90 089

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through March 8, 2006. The replay dial-in numbers are:

United States:                  +1 888.286.8010

International                    +1 617.801.6888

Participation pass code is 782 42 145

About ASM

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at http://www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

	in Euro
	Three months ended December 31,		Year ended December 31,
(thousands except per share data)	2004	2005	2004	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	162,640	233,959	754,245	726,418
Cost of sales	(106,715)	(152,708)	(472,501)	(473,411)

Gross profit	55,925	81,251	281,744	253,007

Operating expenses:
Selling, general and administrative	(24,923)	(26,707)	(107,040)	(101,185)
Research and development	(22,182)	(32,205)	(84,874)	(100,668)
Amortization of purchased technology and other intangible assets	(398)	(542)	(1,389)	(1,748)
Impairment of goodwill	—	(30,994)	—	(30,994)

Total operating expenses	(47,503)	(90,448)	(193,303)	(234,595)

Earnings from operations	8,422	(9,197)	88,441	18,412
Loss on equity investments	—	—	(417)	—
Net interest expense	(3,040)	(2,409)	(10,347)	(10,417)
Foreign currency transaction losses	(135)	(50)	(111)	(128)

Earnings (loss) before income taxes and minority interest	5,247	(11,656)	77,566	7,867
Income tax expense	(604)	(2,200)	(10,575)	(7,307)

Earnings (loss) before minority interest	4,643	(13,856)	66,991	560
Minority interest	(5,904)	(16,116)	(45,608)	(43,558)
Gain on dilution of investment in subsidiary	2,656	2,781	2,656	2,781

Net earnings (loss)	1,395	(27,191)	24,039	(40,217)

Net earnings (loss) per share:
Basic	0.03	(0.52)	0.47	(0.76)
Diluted (1)	0.03	(0.52)	0.46	(0.76)

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	52,585	52,655	51,540	52,638
Diluted (1)	52,732	52,655	51,858	52,638

(1)	The calculation of diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. The calculation is done for each reporting period individually. For the three months and the year ended December 31, 2004 the effect of a potential conversion of convertible debt into 12,509,270 and 11,216,873 common shares were anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings for those periods. Due to the loss reported in the three months and the year ended December 31, 2005, the effect of securities and other contracts to issue common stock were anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net losses for those periods.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

	In Euro
(thousands except share data)	December 31, 2004	December 31, 2005
Assets

Cash and cash equivalents	218,614	134,996
Marketable securities	5	4
Accounts receivable, net	171,996	209,314
Inventories, net	156,959	189,404
Income taxes receivable	26	22
Deferred tax assets	3,624	2,841
Other current assets	24,646	24,232

Total current assets	575,870	560,813

Debt issuance costs	6,346	5,430
Deferred tax assets	780	536
Purchased technology and other intangible assets	8,833	9,177
Goodwill, net	89,309	73,009
Property, plant and equipment, net	142,696	163,343

Total Assets	823,834	812,308

Liabilities and Shareholders’ Equity

Notes payable to banks	23,379	21,061
Accounts payable	76,026	93,669
Accrued expenses	67,756	76,899
Advance payments from customers	7,189	7,943
Deferred revenue	13,397	9,862
Income taxes payable	13,636	7,965
Current portion of long-term debt	7,883	7,150
Current portion of convertible subordinated debt	72,646	—

Total current liabilities	281,912	224,549

Deferred tax liabilities	914	311
Long-term debt	17,137	25,741
Convertible subordinated debt	176,208	203,448

Total Liabilities	476,171	454,049

Minority interest in subsidiary	90,947	119,665

Shareholders’ Equity:

Common shares
Authorized 110,000,000 shares, par value €0.04, issued and outstanding 52,617,952 and 52,678,952 shares	2,105	2,107
Financing preferred shares, issued none	—	—
Preferred shares, issued none	—	—
Capital in excess of par value	299,761	300,479
Retained earnings	24,631	(15,586)
Accumulated other comprehensive loss	(69,781)	(48,406)

Total Shareholders’ Equity	256,716	238,594

Total Liabilities and Shareholders’ Equity	823,834	812,308

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	in Euro
	Three months ended December 31 ,		Year ended December 31 ,
(thousands)	2004	2005	2004	2005
	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents
Cash flows from operating activities:
Net earnings (loss)	1,395	(27,191)	24,039	(40,217)
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	7,758	10,231	35,309	36,006
Amortization of purchased technology and other intangible assets	398	541	1,389	1,748
Impairment of property, plant and equipment	—	5,442	—	5,442
Impairment of goodwill	—	30,994	—	30,994
Amortization of debt issuance costs	528	371	1,684	1,781
Compensation expense employee stock option plan	71	66	141	66
Compensation expense employee share incentive scheme ASMPT	4,851	6,242	4,851	6,242
Deferred income taxes	(1,482)	221	(275)	550
Loss on equity investments	—	—	417	—
Minority interest	5,904	16,116	45,608	43,558
Gain on dilution of investment in subsidiary	(2,656)	(2,781)	(2,656)	(2,781)
Changes in other assets and liabilities:
Accounts receivable	(7,437)	(28,315)	(35,597)	(22,266)
Inventories	10,172	11,417	(17,200)	(14,537)
Other current assets	(1,067)	2,042	(8,047)	1,918
Accounts payable and accrued expenses	(21,621)	2,808	15,641	14,373
Advance payments from customers	(2,740)	373	(2,234)	(497)
Deferred revenue	2,501	(925)	3,773	(4,328)
Income taxes	(881)	(6,529)	8,046	(7,335)

Net cash provided by (used in) operating activities	(4,306)	21,123	74,889	50,717

Cash flows from investing activities:
Capital expenditures	(20,582)	(11,777)	(58,142)	(44,637)
Purchase of intangible assets	—	(455)	(776)	(732)
Investment and loan advances	(1,409)	—	(4,568)	—
Acquisition of shares from minority shareholders ASMPT	—	—	(4,465)	—
Acquisition of business, net of common shares issued and cash acquired	—	(1,101)	(4,452)	(1,101)
Proceeds from sale of property, plant and equipment	674	865	4,744	913
Sale (purchase) of marketable securities	(2)	2	3	1

Net cash used in investing activities	(21,319)	(12,466)	(67,656)	(45,556)

Cash flows from financing activities:
Notes payable to banks, net	375	2,050	(499)	(2,379)
Proceeds from long-term debt and subordinated debt	108,973	199	112,475	13,347
Repayments of long-term debt and subordinated debt	(14,000)	(80,489)	(17,167)	(89,620)
Proceeds from issuance of common shares	715	415	2,787	654
Dividend to minority shareholders	—	—	(34,412)	(31,713)

Net cash provided by (used in) financing activities	96,063	(77,825)	63,184	(109,711)
Exchange rate effects	(9,559)	2,170	(6,660)	20,932

Net increase (decrease) in cash and cash equivalents	60,879	(66,998)	63,757	(83,618)
Cash and cash equivalents at beginning of period	157,735	201,994	154,857	218,614

Cash and cash equivalents at end of period	218,614	134,996	218,614	134,996

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	3,822	6,172	9,080	10,295
Income taxes, net	2,968	8,509	3,623	14,093

Non cash investing and financing activities:
Capital leases	—	1,414	—	1,414
Common shares issued for acquisition of business	—	—	37,814	—

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 53.59% interest at December 31, 2005, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

	In Euro
(thousands, except headcount)	Front-end	Back-end	Total
Year ended December 31, 2004

Net sales to unaffiliated customers	355,565	398,680	754,245
Gross profit	103,966	177,778	281,744
Earnings (loss) from operations	(16,140)	104,581	88,441
Loss on equity investments	(417)	—	(417)
Net interest income (expense)	(11,163)	816	(10,347)
Foreign currency transaction losses	(72)	(39)	(111)
Income tax expense	(4,254)	(6,321)	(10,575)
Gain on dilution of investment in subsidiary	2,656	—	2,656
Minority interest	—	(45,608)	(45,608)
Net earnings (loss)	(29,390)	53,429	24,039

Capital expenditures	27,011	31,131	58,142
Depreciation and amortization	17,742	18,956	36,698
Cash and cash equivalents	146,558	72,056	218,614
Capitalized goodwill	48,598	40,711	89,309
Purchased technology and other intangible assets	8,833	—	8,833
Other identifiable assets	320,267	186,811	507,078
Total assets	524,256	299,578	823,834
Total debt	297,253	—	297,253
Headcount in full-time equivalents (1)	1,492	6,768	8,260

Year ended December 31, 2005

Net sales to unaffiliated customers	359,633	366,785	726,418
Gross profit	87,372	165,635	253,007
Earnings (loss) from operations	(80,282)	98,694	18,412
Net interest income (expense)	(11,958)	1,541	(10,417)
Foreign currency transaction gains (losses)	174	(302)	(128)
Income tax expense	(1,736)	(5,571)	(7,307)
Gain on dilution of investment in subsidiary	2,781	—	2,781
Minority interest	—	(43,558)	(43,558)
Net earnings (loss)	(91,021)	50,804	(40,217)

Capital expenditures	26,036	20,015	46,051
Depreciation and amortization	21,794	15,960	37,754
Impairment of property, plant and equipment	5,442	—	5,442
Impairment of goodwill	30,994	—	30,994
Cash and cash equivalents	55,329	79,667	134,996
Capitalized goodwill	26,005	47,004	73,009
Purchased technology and other intangible assets	9,177	—	9,177
Other identifiable assets	341,652	253,474	595,126
Total assets	432,163	380,145	812,308
Total debt	257,350	50	257,400
Headcount in full-time equivalents (1)	1,691	7,760	9,451

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles in the United States of America (“US GAAP”). Accounting principles applied are unchanged compared to the year 2004.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest in subsidiaries is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation. Intercompany profits included in inventory are recognized in the Consolidated Statements of Operations upon the sale of the respective inventory to a third party.

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”).

The first consolidated financial statements prepared by ASMI in accordance with IFRS will be included in its Dutch Statutory Annual Report for 2005, including the consolidated financial statements of 2004 for comparison purposes. These consolidated financial statements replace the consolidated financial statements ASMI prepared through 2004 in accordance with accounting principles generally accepted in the Netherlands (“Dutch GAAP”), included in its Dutch Statutory Annual Reports through 2004. As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differs from those reported in accordance with US GAAP. The major differences relate to accounting for goodwill, accounting for minority interest, accounting for convertible subordinated notes, accounting for development expenses and accounting for option plans.

ASMI’s consolidated financial statements in accordance with IFRS report net earnings (loss) per share for the three months ended December 31, 2004 and December 31, 2005 of € 0.05 and € (0.51), respectively and net earnings (loss) per share for the years ended December 31, 2004 and December 31, 2005 of € 0.33 and € (0.74) respectively. The diluted net earnings (loss) per share for the three months ended December 31, 2004 and December 31, 2005 are € 0.05 and € (0.51), respectively, and the diluted net earnings (loss) per share for the years ended December 31, 2004 and December 31, 2005 are € 0.33 and € (0.74), respectively. The reconciliation between IFRS and US GAAP is as follows:

	Net earnings (loss)		Net earnings (loss)		Equity December 31, 2005
	Three months ended December 31,		Year ended december 31,
(thousands)	2004	2005	2004	2005
US GAAP	1,395	(27,191)	24,039	(40,217)	238,594
Adjustments for IFRS:
Goodwill	—	—	—	—	(14,092)
Classification of minority interest	5,904	16,116	45,608	43,558	119,665
Convertible subordinated debt	1,529	(1,805)	(5,662)	(6,504)	38,229
Development expenses	—	2,360	—	9,143	9,366
Share-based payment	(278)	(419)	(1,369)	(1,386)	—

Total adjustments	7,155	16,252	38,577	44,811	153,168

IFRS	8,550	(10,939)	62,616	4,594	391,762

IFRS allocation of net earnings:
Shareholders	2,646	(27,055)	17,008	(38,964)	272,097
Minority interest	5,904	16,116	45,608	43,558	119,665